[GRAPHIC OMITTED] ACERGY

PRESS RELEASE

               ACERGY S.A. AWARDED $400 MILLION CONTRACT IN BRAZIL

London, England - April 3, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a contract from Petrobras to install the Mexilhao gas export trunkline in Brazil.

The contract, valued at approximately $400 million is for the installation of 120 kilometres of 34 inch diameter pipeline from an offshore fixed platform in the Mexilhao field to shore at Caraguatatuba, south of Rio de Janeiro. The main asset deployed on this project will be the Acergy Piper. The pipelay programme will commence in the first quarter of 2008.

Philippe Lamoure, Vice President, South America said "This contract award confirms Acergys' leading position in the delivery of lump sum EPIC contracts in Brazil, following the award of the Petrobras PRA-1 contract, which is now in the installation phase and the Chevron Frade contract that installs in 2008. Acergy also has three ships on long term day rate contract with Petrobras, with the most recent of these, the Pertinacia starting a six year contract shortly. "

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACTS:
Julian Thomson
Acergy S.A.
UK +44 1932 773764
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

www.acergy-group.com

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